Exhibit 99.2

EXECUTION VERSION

UNDERWRITING AGREEMENT

January 15, 2014

HudBay Minerals Inc.
25 York Street
Suite 800
Toronto, Ontario M5J 2V5

Attention:             Mr. David Garofalo, President and Chief Executive Officer

Mr. David S. Bryson, Senior Vice President and Chief Financial Officer

Dear Mesdames/Sirs:

GMP Securities L.P. and BMO Nesbitt Burns Inc. as co-lead underwriters (the “Co-Lead Underwriters”) together with RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Dundee Securities Ltd., Macquarie Capital Markets Canada Ltd., Merrill Lynch Canada Inc., Paradigm Capital Inc., Raymond James Ltd., Cormark Securities Inc. and Desjardins Securities Inc. (collectively, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from HudBay Minerals Inc. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 18,200,000 Common Shares (as defined herein) of the Corporation (the “Shares”), on an underwritten basis, at the purchase price of $8.25 per Share (the “Offering Price”), for an aggregate purchase price of $150,150,000.

The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly, nor jointly and severally, up to an additional 2,730,000 Common Shares (the “Over-Allotment Shares”) upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as defined herein) and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Co-Lead Underwriters, on behalf of the Underwriters, by giving written notice to the Corporation not later than thirty (30) days following the Closing Date (as defined herein). Any such election to purchase the Over-Allotment Shares may be exercised only by written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Corporation by 5:00 p.m. (Toronto time) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the closing date for the Over-Allotment Shares, provided that such closing date shall not be less than 48 hours following the date of such notice.  Pursuant to such notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 18 below, and the Corporation shall deliver and sell, the number of Over-Allotment Shares indicated in such notice, in accordance with the provisions of this Agreement.

The Shares and the Over-Allotment Shares are collectively referred to herein as the “Offered Shares” and the offering of the Offered Shares by the Corporation is referred to herein as the “Offering”.  The price of any Offered Shares sold under this Agreement shall be the Offering Price.

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Shares resident in the Selling Jurisdictions (as defined herein), including Substituted Purchasers in the United States or that are U.S. persons (as defined herein) in accordance with the restrictions on sales to U.S. persons set out herein and the U.S. Memoranda (as defined herein).  Each Substituted

Purchaser shall purchase the Offered Shares from the Corporation at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Shares, the obligations of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Corporation.

The Offering shall take place in the Selling Jurisdictions, provided, however, that offers and sales of Offered Shares in the United States may only be made to Substituted Purchasers that are Qualified Institutional Buyers and/or Institutional Accredited Investors (both as defined herein) (provided that in no event shall the number of Substituted Purchasers that meet the definition of Institutional Accredited Investors but not Qualified Institutional Buyers, exceed three) through a U.S. Affiliate (as defined herein) pursuant to and in accordance with the exemption from the registration requirements of the U.S. Securities Act (as defined herein) provided by Section 4(a)(2) of the U.S. Securities Act and similar exemptions from the securities laws of the states of the United States, as applicable in accordance with United States securities laws and the provisions of Schedule “B” to this Agreement. The Underwriters and the Corporation acknowledge that Schedule “B” forms part of this Agreement.

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other dealers in accordance with applicable Securities Laws (as defined herein) for the purposes of arranging for purchasers of the Offered Shares.  The Underwriters shall use their best efforts to ensure that any investment dealer who is a member of any soliciting dealer group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, agrees with such Underwriter to comply with the covenants and obligations given by the Underwriters herein.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation agrees to pay to the Underwriters the Commission (as defined herein), which shall be due and payable at the Closing Time (as defined herein).

The Underwriters may offer the Offered Shares at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 and the disclosure concerning the same contained in the Prospectus and the U.S. Private Placement Memorandum.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1               Definitions and Interpretation

(1)           Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“777 Mine” means the Corporation’s 100% owned underground copper, zinc, gold and silver mine located within the Flin Flon Greenstone Belt in Manitoba, which is in commercial production, as described in the Prospectus;

“associate”, “affiliate”, “insider” and “person” have the respective meanings given to them in the Ontario Act, as constituted at the date of this Agreement;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Annual Financial Material” means (i) the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2012 and December 31, 2011, including the notes to such statements and the related auditors’ report in respect thereof, together with the credit supporter disclosure filed concurrently therewith, and (ii) the Corporation’s management’s discussion and analysis for the year ended December 31, 2012, each as included in the Documents Incorporated by Reference;

“Bolsa Exchange” means the Bolsa de Valores de Lima;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the city of Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations made under such laws together with applicable published instruments, notices and orders, including all discretionary orders or rulings, if any, made in connection with the transactions contemplated by this Agreement, of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“Closing” means the completion of the sale of the Offered Shares and the purchase by the Underwriters of the Offered Shares pursuant to this Agreement;

“Closing Date” means January 30, 2014 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

“Commission” shall have the meaning ascribed thereto in Section 14;

“Common Shares” means the common shares in the capital of the Corporation;

“Constancia Project” means the Corporation’s 100% owned copper project located in Peru, currently expected to commence initial production by late 2014 and commercial production by the second quarter of 2015, as described in the Prospectus;

“Credit Facility” means the amended and restated credit facility dated September 12, 2013, as amended, between the Corporation, its subsidiaries as borrowers or guarantors, and a syndicate of lenders with Bank of Nova Scotia as administrative agent, which matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of the Corporation’s Manitoba business unit;

“Debt Instruments” means collectively, the Credit Facility, the Equipment Facility, the Senior Notes and all other loans, notes, bonds, debentures, indentures, promissory notes (including those issued in connection with various acquisitions), mortgages, security, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other similar liability to which the Corporation or the Material Subsidiaries are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are incorporated by reference into the Prospectus in accordance with Canadian Securities Laws;

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system;

“Employee Plans” shall have the meaning ascribed thereto in Section 7(ddd);

“Environmental Laws” shall have the meaning ascribed thereto in Section 7(ff)(i);

“Environmental Permits” shall have the meaning ascribed thereto in Section 7(ff)(ii);

“Equipment Facility” means the secured equipment financing facility dated October 18, 2013 between the Corporation and Caterpillar Financial Services Corporation to finance the purchase of up to approximately US$130 million of mobile equipment in connection with the Constancia Project, which loan amounts thereunder will have a term of six (6) years from the date of drawdown;

“Final Prospectus” means the (final) short form prospectus of the Corporation relating to the Offering, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and filed by the Corporation in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Material” means, collectively, the (i) section entitled “Consolidated Capitalization” contained in the Prospectus, (ii) the Annual Financial Material, and (iii) the Interim Financial Material;

“Financial Statements” means together, (i) the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2012 and December 31, 2011, including the notes to such statements and the related auditors’ report in respect thereof, and (ii) the unaudited condensed consolidated interim financial statements of the Corporation for the three and nine months ended September 30, 2013, each as included in the Documents Incorporated by Reference;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Hazardous Materials” shall have the meaning ascribed thereto in Section 7(ff)(i);

“IFRS” means International Financial Reporting Standards;

“Institutional Accredited Investors” means an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

“Interim Financial Material” means (i) the unaudited condensed consolidated interim financial statements of the Corporation for the three and nine months ended September 30, 2013, including the notes to such statements, together with the credit supporter disclosure filed concurrently therewith, and (ii) the Corporation’s management’s discussion and analysis for the three and nine month ended September 30, 2013, each as included in the Documents Incorporated by Reference;

“Lalor Project” means the Corporation’s 100% owned zinc, gold and copper project located near Snow Lake, Manitoba, as described in the Prospectus;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Marketing Materials” shall have the meaning ascribed thereto in Section 4(5);

“Material Adverse Effect” means any event, change or fact, that has a material and adverse effect on the business, affairs, capital, results of operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or financial condition of the Corporation and the Material Subsidiaries considered on a consolidated basis;

“Material Agreements” means the Streaming Agreements, the Credit Facility, the original indenture and all subsequent supplemental indentures governing the Senior Notes and the net profits interest and royalty agreement dated January 1, 1988 between Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and Consolidated Callinan Flin Flon Mines Limited;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Ontario Act, as constituted at the date of this Agreement;

“Material Properties” means collectively, the 777 Mine, the Lalor Project and the Constancia Project, as described in the Prospectus;

“Material Subsidiaries” means the entities set out in Schedule “A” to this Agreement in which the Corporation directly or indirectly holds the types and percentages of securities or other ownership interests therein set forth;

“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“Mineral Processing Facilities” means any and all mills or other processing facilities owned and/or operated by the Corporation and/or the Material Subsidiaries located on or near the

Material Properties, to the extent that such mills or processing facilities were built or are being used, or are intended to be built or used, for the processing of ore from the Material Properties;

“Mining Rights” means all prospecting, exploration, development, ingress, egress and access rights, mining and mineral rights, licences, permits, consents, approvals and authorizations in respect of the Material Properties;

“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NYSE” means the New York Stock Exchange;

“Offered Shares” has the meaning ascribed in the third paragraph of this Agreement;

“Offering” has the meaning ascribed in the third paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, the U. S. Preliminary Private Placement Memorandum, the U.S. Final Private Placement Memorandum and any Supplementary Material;

“Ontario Act” means the Securities Act (Ontario);

“Over-Allotment Option” has the meaning ascribed in the fourth paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed in the fourth paragraph of this Agreement;

“Passport System” means the system for review of prospectus filings set out in MI 11-102 and NP 11-202;

“Permanent Exemption Material” means Schedule “A” to the management information circular of the Corporation dated April 5, 2013;

“Permits” shall have the meaning ascribed thereto in Section 7(bb);

“Permitted Encumbrances” means any Lien in respect of the Material Projects, Mineral Processing Facilities and all other present and after-acquired real or personal property, principally used or acquired for use by the Corporation and/or the Material Subsidiaries in connection with all development, construction, mining, production and extraction activities at the Material Properties, constituted by the following:

(i)        inchoate or statutory liens for taxes, assessments, royalties, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(ii)       any reservations or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Material Properties or comprising the Material Properties;

(iii)      minor discrepancies in the legal description or acreage of or associated with the Material Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Material Properties for the purpose of conducting and carrying out mining operations thereon;

(iv)      rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Material Properties, which do not in the aggregate materially detract from the use of the Material Properties by the Corporation and/or the Material Subsidiaries for the purpose of conducting and carrying out mining operations thereon;

(v)       Aboriginal or First Nations claims to title or other rights or interests in and to any of the Material Properties or the lands associated with the Material Properties;

(vi)      equipment financing, equipment leases or purchase money security interests with a value of less than $200,000,000 in the aggregate, including, for greater certainty, the Equipment Facility;

(vii)     liens not otherwise herein expressly permitted incurred in the ordinary course of business of the Corporation and/or the Material Subsidiaries with respect to obligations that do not exceed $100,000,000 at any one time outstanding;

(viii)    liens or other rights granted by the Corporation and/or the Material Subsidiaries to secure the performance of statutory obligations or regulatory requirements (including reclamation obligations);

(ix)      the royalties comprised of (a) any royalty payable to the Government of Peru, and (b) a 0.5% net smelter return royalty to a maximum of $10,000,000 in respect of the Minera Livitaca and Katanga properties at the Constancia Project;

(x)       encumbrances related to the net profits interest and royalty agreement dated January 1, 1988 between Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and Consolidated Callinan Flin Flon Mines Limited; and

(xi)      encumbrances as security for the payment and performance, when due, of obligations granted pursuant to the Credit Facility, the Streaming Agreements and other agreements that comply with the inter-creditor provisions of the Streaming Agreements;

“Personnel” shall have the meaning ascribed thereto in Section 13(1);

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated January 15, 2014, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and filed by the Corporation in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Preliminary Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus (including any Supplementary Material thereto);

“Public Disclosure Record” means, collectively, all of the documents which have been filed by or on behalf of the Corporation prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters, including the Substituted Purchasers, in connection with the Offering, including if applicable, the Underwriters;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A under the U.S. Securities Act;

“Qualifying Jurisdictions” means all of the provinces and territories of Canada;

“Regulation S” means Regulation S adopted by the SEC under the U. S. Securities Act;

“Repayment Event” shall have the meaning ascribed thereto in Section 7(qq);

“Rule 4(a)(2)” means Rule 4(a)(2) under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities regulatory authority in each of the provinces and territories of Canada;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and such states in the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Underwriters, each acting reasonably;

“Senior Notes” means the US$750 million aggregate principal amount of 9.50% senior unsecured notes due on October 1, 2020, issued pursuant to indentures entered into between the Corporation, certain of its subsidiaries as guarantors and the U.S. Bank National Association, as trustee, on September 13, 2012, June 20, 2013 and December 9, 2013;

“Streaming Agreements” means together, (i) the precious metals purchase agreement dated August 8, 2012 between Silver Wheaton Corp., the Corporation and its subsidiary Hudson Bay Mining and Smelting Co., Limited in respect of the 777 Mine, and (ii) the amended and restated precious metals purchase agreement dated November 4, 2013, between Silver Wheaton (Caymans) Ltd., the Corporation and its subsidiary HudBay BVI Inc. in respect of the Constancia Project;

“subsidiary” means a subsidiary for purposes of the Ontario Act, as constituted at the date of this Underwriting Agreement;

“Substituted Purchasers” has the meaning ascribed in the fourth paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus or the U.S. Private Placement Memorandum, and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Securities Laws relating to the distribution of the Offered Shares;

“Technical Reports” means collectively, (i) the technical report entitled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012, (ii) the technical report entitled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada” dated March 29, 2012, and (iii) the technical report entitled “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” dated October 15, 2012, each as filed under the Corporation’s profile on SEDAR;

“TMX Group” shall have the meaning ascribed thereto in Section 20(m);

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the United States broker-dealer affiliates of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Corporation, each acting reasonably, attached to the Final Prospectus, and any Supplementary Material thereto, to be delivered to U.S. Purchasers in the United States in accordance with Schedule “B” hereto;

“U.S. Memoranda” means, together, the U.S. Preliminary Private Placement and the U.S. Final Private Placement Memorandum;

“U.S. persons” has the meaning given to it under Regulation S;

“U.S. Preliminary Private Placement Memorandum” means the U.S. preliminary private placement memorandum, in a form satisfactory to the Underwriters and the Corporation, each acting reasonably, attached to the Preliminary Prospectus, and any Supplementary Material thereto, to be delivered to U.S. Purchasers in the United States in accordance with Schedule “B” hereto;

“U.S. Purchaser Letter” means the letter to be delivered by Substituted Purchasers in the United States or that are U.S. persons in the form attached to the U.S. Memoranda;

“U.S. Purchasers” means Substituted Purchasers that are Qualified Institutional Buyers and/or Institutional Accredited Investors (provided that in no event shall the number of Substituted Purchasers that meet the definition of Institutional Accredited Investors but not Qualified

Institutional Buyers, exceed three) purchasing Offered Shares in the United States in accordance with Schedule “B” hereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable state securities laws, and the rules and policies of the NYSE;

(2)           Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)           All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)           Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)           The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Material Subsidiaries
Schedule “B” – Terms and Conditions for United States Offers and Sales
Schedule “C” – Existing Rights

Section 2               Attributes of the Offered Shares.

The Offered Shares to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

Section 3               Filing of Prospectus.

(1)           The Corporation shall:

(a)           not later than 5:00 p.m. (Toronto time) on the date hereof, have filed the Preliminary Prospectus pursuant to the Passport System with the Securities Commissions;

(b)           use reasonable best efforts to promptly resolve all comments made and deficiencies raised in respect of the Preliminary Prospectus by the Principal Regulator, and have filed the Final Prospectus and obtained the Final Receipt not later than 5:00 p.m. (Toronto time) on January 27, 2014 (or such later date as reasonably agreed to by the Corporation and the Co-Lead Underwriters), and otherwise fulfilled all legal requirements to qualify the Offered Shares for distribution to the public in Canada through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters; and

(c)           until the date on which the distribution of the Offered Shares is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the

Offered Shares and the grant of the Over-Allotment Option, or, in the event that the Offered Shares or Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify the Offered Shares and the Over-Allotment Option in the Qualifying Jurisdictions.

(2)           Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Offered Shares, the Corporation shall have permitted the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the auditors and the technical consultants as requested by the Underwriters at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Prospectus.

Section 4               Deliveries on Filing and Related Matters.

(1)           The Corporation shall deliver to each of the Underwriters prior to or concurrently with the filing of the Preliminary Prospectus with the Securities Commissions:

(a)           a copy of the Preliminary Prospectus manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)           a copy of any other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any Supplementary Material or Document Incorporated by Reference in the Preliminary Prospectus (other than documents already filed publicly with a Securities Commission);

(c)           an opinion from BCF LLP, dated the date of the Preliminary Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the directors of the Corporation, to the effect that the French language version of the Preliminary Prospectus, including the Documents Incorporated by Reference (except for the Financial Material and the Permanent Exemption Material), is, in all material respects, a complete and accurate translation of the English language version thereof; and

(d)           an opinion from Deloitte LLP, dated the date of the Preliminary Prospectus, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriters, the Corporation and the directors of the Corporation, to the effect that the French language version of the Financial Material contained in the Preliminary Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof.

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Offered Shares in compliance with this Agreement and Securities Laws.

(2)           The Corporation shall deliver to each of the Underwriters prior to or concurrently with the filing of the Final Prospectus with the Securities Commissions:

(a)                                 a copy of the Final Prospectus manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)                                 a copy of any other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any Supplementary Material or Document Incorporated by Reference in the Final Prospectus (other than documents already filed publicly with a Securities Commission);

(c)                                  a “long-form” comfort letter of Deloitte LLP dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditor within two (2) Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors and officers of the Corporation, with respect to the verification of financial and accounting information and other numerical data of a financial nature contained in the Final Prospectus (including all Documents Incorporated by Reference) and matters involving changes or developments since the respective dates as of which specific financial information is given therein, which letter shall be in addition to the auditors’ consent letter and comfort letter (if any) addressed to the Canadian Securities Regulators;

(d)                                 an opinion from BCF LLP, dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter, the Corporation and the directors of the Corporation, to the effect that the French language version of the Final Prospectus, including all Documents Incorporated by Reference (except for the Financial Material and the Permanent Exemption Material), is, in all material respects, a complete and accurate translation of the English language version thereof;

(e)                                  an opinion from Deloitte LLP, dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter, the Corporation and the directors of the Corporation, to the effect that the French language version of the Financial Material contained in the Final Prospectus, is, in all material respects, a complete and accurate translation of the English language version thereof;

(f)                                   a copy of the TSX conditional approval letter indicating that the application for the listing and posting for trading on the TSX of the Offered Shares has been approved, subject only to satisfaction by the Corporation of the customary conditions that may be satisfied post-closing as specified by the TSX; and

(g)                                  a copy of the NYSE supplemental listing application executed by the Corporation;

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Offered Shares in compliance with this Agreement and Securities Laws.

(3)                                 The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that as at their respective dates of delivery to the Underwriters as set out in sections 4(1) and 4(2) above:

(a)                                 all information and statements in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) are true and correct, in all material respects, and contain no misrepresentation and constitute (together, in the case of any Supplementary Material, with the Preliminary Prospectus or the Final Prospectus, as applicable) full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required by Canadian Securities Laws; and

(b)                                 except with respect to information and statements relating solely to the Underwriters and furnished by them specifically for use therein, comply fully with the requirements of the Canadian Securities Laws.

(4)                                 The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and the U.S. Memoranda, as the case may be, to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after the receipt of the Preliminary Receipt and the Final Receipt, as the case may be, but, in any event on or before noon (Toronto time) on the next Business Day (or for delivery points outside of Toronto, on the second Business Day).  Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus and the Final Prospectus for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Memoranda for the offer and sale of the Offered Shares in the United States to U.S. Purchasers in compliance with the provisions of this Agreement and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters’ use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Offered Shares.

(5)                                 Each of the Corporation and the Underwriters hereby approves the template version of the term sheet for the Offering dated January 9, 2014 agreed to between the parties (the “Marketing Materials”). The Marketing Materials will be incorporated by reference into the Prospectus, and the Corporation has filed the Marketing Materials with each of the Securities Commissions.

(6)                                 Subject to compliance with Canadian Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters prior to issuance and shall obtain the prior approval of the Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed.  If required by Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States will comply with Rule 135e under the U.S. Securities Act and shall include an appropriate notation on each page as follows: “Not for distribution to the U.S. news wire services, or dissemination in the United States”.  The Corporation agrees that it will issue a separate U.S. version of any press release in respect of the Offering for distribution in the United States that complies with Rule 135c under the U.S. Securities Act, and shall furnish such separate U.S. version of the press release to the SEC on the appropriate Form 6-K.

Section 5                                             Material Change.

(1)                                 During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)                                 any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation considered on a consolidated basis;

(b)                                 any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)                                  any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5.

(2)                                 If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters and their legal counsel, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation covenants and agrees with the Underwriters that it shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required.

(3)                                 During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation will notify the Underwriters promptly:

(a)                                 when any supplement to the Offering Documents or any Supplementary Material shall have been filed;

(b)                                 of any request by any Securities Commission to amend or supplement the Prospectus or for additional information;

(c)                                  of the suspension of the qualification of the Offered Shares or the Over-Allotment Option for offering, sale or grant in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)                                 of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Offered Shares or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6                                             Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Shares for offer and sale and the grant of the Over-Allotment Option, under the Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Shares.

Section 7                                             Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Shares, that:

(a)                                 Good Standing of the Corporation. The Corporation (i) is a corporation existing under the federal laws of Canada and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Canada Business Corporations Act, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as now carried on by it as described in the Offering Documents, and (iii) has all requisite corporate power and authority to issue and sell the Offered Shares, to grant the Over-Allotment Option, and to execute, deliver and perform its obligations under this Agreement;

(b)                                 Good Standing of Material Subsidiaries. The Corporation’s only material subsidiaries are the Material Subsidiaries listed in Schedule “A” hereto, which schedule is true, complete and accurate in all respects. Each of the Material Subsidiaries is a corporation organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. All of the issued and outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, free and clear of any Liens (other than Permitted Encumbrances); and none of the outstanding securities of any Material Subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments (other than as set out in the Permitted Encumbrances) that could require the Corporation to sell, transfer or otherwise dispose of any securities of any Material Subsidiary.

(c)                                  No Proceedings for Dissolution.  No act or proceeding has been taken by or against the Corporation or the Material Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or to the knowledge of the Corporation is pending;

(d)                                 Share Capital of the Corporation. The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares, of which 172,078,376 Common Shares and nil preferred shares were issued and outstanding as at the close of business on January 14, 2014.  The description of the attributes of the authorized and issued share capital of the Corporation as set out under the heading “Description of Securities being Distributed” in the Prospectus is true and correct.  Neither the Corporation nor its subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its subsidiaries;

(e)                                  Share Capital of Material Subsidiaries. The share capital of the Material Subsidiaries as set forth in Schedule “A” hereto is true and correct;

(f)                                   Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with any applicable laws and complies with the rules and regulations of the TSX and NYSE;

(g)                                  Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX, NYSE and the Bolsa Exchange, and the Corporation has applied to list the Offered Shares on the TSX and NYSE, and neither the Corporation nor its subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX, NYSE or the Bolsa Exchange;

(h)                                 Stock Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with all the by-laws, rules and regulations of the TSX, NYSE and the Bolsa Exchange;

(i)                                     No Cease Trade Orders. No order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened;

(j)                                    Reporting Issuer Status. As at the date hereof, the Corporation is a “reporting issuer” in each of the Qualifying Jurisdictions, within the meaning of the Canadian Securities Laws in such jurisdictions, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions;

(k)                                 Offered Shares Valid. The Offered Shares have been duly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(l)                                     Transfer Agent. TMX Equity Transfer Services at its offices in Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares;

(m)                             Absence of Rights. No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation except for the Existing Rights set out in Schedule “C” to this Agreement;

(n)                                 Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action (i) to authorize the execution, delivery and performance of this Agreement, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares, and (iv) to grant the Over-Allotment Option;

(o)                                 Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (Ontario));

(p)                                 No Consents, Approvals etc.  The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Corporation and the grant of the Over-Allotment Option do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreements or Debt Instruments), except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX or NYSE, including in compliance with the Securities Laws regarding the distribution of the Offered Shares and the grant of the Over-Allotment Option in the Qualifying Jurisdictions, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws and any “blue sky laws” in the United States, as may be required in connection with the Offering;

(q)                                 Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no Material Adverse Effect that has occurred since December 31, 2012, which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, and except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports since December 31, 2012 which remain confidential as at the date hereof.  To the knowledge of the Corporation, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 — Civil Liability for Secondary Market Disclosure of the Ontario Act and analogous provisions under Securities Laws in the other Qualifying Jurisdictions;

(r)                                    Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Record, including for certainty the Documents Incorporated by Reference:

(i)                                     the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)                                  all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information;

(iii)                               all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with generally accepted accounting principles in Canada or IFRS, using the accounting policies the Corporation expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Corporation’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and

(iv)                              is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(s)                                   Financial Statements. The Financial Statements, as at the date of each, and except as may have been corrected by subsequent disclosure;

(i)                                     present fairly, in all material respects, the financial position of the Corporation and its subsidiaries on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation and its subsidiaries on a consolidated basis for the periods specified in such Financial Statements;

(ii)                                  have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved, or as noted therein; and

(iii)                               do not contain any misrepresentations, with respect to the period covered by the Financial Statements;

(t)                                    Off-Balance Sheet Transactions. There are no material off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;

(u)                                 Accounting Policies. Except as publicly disclosed, there has been no change in accounting policies or practices of the Corporation or its subsidiaries since December 31, 2012, other than as required by IFRS and as disclosed in the Financial Statements;

(v)                                 Liabilities. Neither the Corporation, nor any of the Material Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein or in the Offering Documents, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect;

(w)                               Independent Auditors. The auditors who reported on and certified the Financial Statements for the fiscal year ended December 31, 2012 are independent with respect to the Corporation within the meaning of Canadian Securities Laws and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the present auditors of the Corporation during the last three years;

(x)                                 Accounting Controls. The Corporation and each of the Material Subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation maintains disclosure controls and procedures and internal control over financial reporting on a consolidated basis as those terms are defined in National Instrument 52-109, and as at December 31, 2012 and September 30, 2013, such controls were effective.  Since the end of the Corporation’s most recent audited fiscal year, the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) or change in the Corporation’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Corporation’s internal control over financial reporting;

(y)                                 Purchases and Sales. Neither the Corporation nor the Material Subsidiaries has approved or has entered into any binding agreement in respect of:

(i)                                     the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation or the Material Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii)                                  and the Corporation has no knowledge of, a change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation or the Material Subsidiaries or otherwise) of the Corporation or the Material Subsidiaries; or

(iii)                               and the Corporation has no knowledge of, a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Material Subsidiaries;

(z)                                  Properties and Assets. The Corporation and the Material Subsidiaries have the rights in respect of all Material Properties and Mineral Processing Facilities free and clear of Liens (other than Permitted Encumbrances) and save and except as otherwise disclosed in the Offering Documents, and the information contained in the Offering Documents relating to the Material Properties, the Mining Rights and the Mineral Processing Facilities, constitutes an accurate description thereof.  Except for payments made to Governmental Authorities to maintain certain permits and licenses, net profit interest and royalty payments as disclosed in the Offering Documents and pursuant to the Streaming Agreements, neither the Corporation nor the Material Subsidiaries have any obligation to pay any ongoing commission, license fee or similar payment to any person in respect of their Material Properties, Mining Rights or Mineral Processing Facilities, and there are no outstanding options, rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Material Properties, Mining Rights, Mineral Processing Facilities or minerals produced thereon, other than in connection with the Streaming Agreements;

(aa)                          Material Properties and Mining Rights. The Material Properties are the only material properties currently owned by the Corporation and except as otherwise disclosed in the Offering Documents and the Permitted Encumbrances:

(i)                                     the Corporation and the Material Subsidiaries are the absolute legal and beneficial owners of the Material Properties, the Mining Rights and the Mineral Processing Facilities under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and/or the Material Subsidiaries to access, explore for, extract, exploit, remove, develop, mine, process and refine the mineral deposits, ore bodies and mineral inventories relating thereto as is currently conducted or anticipated to be conducted except those Mining Rights as are anticipated to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Public Disclosure Record;

(ii)                                  the Mining Rights of the Corporation and the Material Subsidiaries have been validly registered and recorded in accordance with all applicable laws and are in good standing, are valid and enforceable, are free and clear of any material Liens or charges (other than Permitted Encumbrances) and, other than as set out in the Offering Documents and the Permitted Encumbrances, no material royalty is payable in respect of any of them;

(iii)                               the Corporation and the Material Subsidiaries have all necessary property rights, surface or access rights, water rights, rights of way, ingress and egress rights and other necessary rights and interests relating to the Material Properties and the Mineral Processing Facilities as are necessary for the conduct of the Corporation’s or the Material Subsidiaries’ operations; and there are no material restrictions on the ability of the Corporation or the Material Subsidiaries to use, transfer, access, explore, extract, remove, develop, mine, process, refine or otherwise exploit any such property rights; and

(iv)                              the Corporation or the Material Subsidiaries are the holders of all Mining Rights necessary to access and carry on all current and proposed activities of the Corporation and its Material Subsidiaries and such Mining Rights cover the areas required for such purposes;

(bb)                          Possession of Permits and Authorizations. The Corporation and the Material Subsidiaries have obtained all permits, certificates, licenses, approvals, consents and other authorizations (collectively, the “Permits”) issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Corporation and the Material Subsidiaries as it is currently conducted and the Corporation expects any additional Permits that are required to carry out its and the Material Subsidiaries’ planned business activities to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Public Disclosure Record, except where the failure to possess such Permits would not reasonably be expected to have a Material Adverse Effect.  The Corporation and the Material Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.  All of the Permits issued to date are valid and in full force and effect. Neither the Corporation nor the Material Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted;

(cc)                            Mineral Information. The Corporation is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its Material Properties required thereby, which remain current as at the date hereof.  The Technical Reports comply in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Material Properties since the respective dates thereof that would require a new technical report in respect of any such Material Property to be issued.  The information set forth in the Offering Documents relating to scientific and technical information, including the estimates of the mineral resources and mineral reserves of the Material Properties, have been prepared in accordance with Canadian industry standards set forth in NI 43-101; and the method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101) and the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof;

(dd)                          Capital Costs and Production Estimates. The capital cost estimates for each of the Material Properties as disclosed in the Offering Documents, do not constitute a material change and such current estimates remain consistent with the range of estimates provided in the Technical Reports.  The Corporation’s capital costs and production estimates (including timing thereof) for the development and production, as applicable, at each of the Material Properties is as set forth in the Public Disclosure Record;

(ee)                            No Asset Impairment. The Corporation has undertaken an asset analysis in respect of its Material Properties, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not anticipate making any write downs in respect of its Material Properties, or any parts thereof;

(ff)                              Environmental Laws. With respect to the Material Properties:

(i)                                     each of the Corporation and the Material Subsidiaries is in material compliance with any and all applicable federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), except where the violation would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;

(ii)                                  the Corporation and the Material Subsidiaries have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business as currently carried on by the Corporation and the Material Subsidiaries, and the Corporation expects any additional Environmental Permits that are required to carry out its and the Material Subsidiaries’ planned business activities to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Public Disclosure Record, and each Environmental Permit is valid, subsisting and in good standing and neither the Corporation nor the Material Subsidiaries are in material default or breach of any Environmental Permit and no proceeding is pending, or to the best of the knowledge of the Corporation, after due enquiry, threatened to revoke or limit any Environmental Permit;

(iii)                               neither the Corporation nor any of the Material Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased by the Corporation or the Material Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that has or may reasonably be expected to have a Material Adverse Effect;

(iv)                              except for those notices, offences, orders or directions that would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect: (a) neither the Corporation nor any of the Material Subsidiaries nor to the knowledge of the Corporation, after due enquiry, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Corporation nor the Material Subsidiaries nor to the knowledge of the Corporation, if applicable, any predecessor companies have settled any allegation of non-compliance short of prosecution; and (b) there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or the Material Subsidiaries, nor has the Corporation or any of the Material Subsidiaries received notice of any of the same;

(v)                                 all exploration, development, mining and processing operations on the Material Properties and at the Mineral Processing Facilities, including all operations and activities relating to the development, construction and commissioning of the Material Properties, have been conducted in all material respects in accordance with all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies;

(vi)                              except as ordinarily or customarily required by applicable permit or where it would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, neither the Corporation nor any of the Material Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws;

(vii)                           there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or the Material Subsidiaries except for ongoing audits, evaluations, assessments, studies or tests conducted by or on behalf of the Corporation in the ordinary course;

(gg)                            No Aboriginal or Native Claims. Except as disclosed in the Public Disclosure Record, (i) there are no material claims or actions with respect to aboriginal or native rights currently threatened or, to the best knowledge of the Corporation, after due enquiry, pending with respect to the Corporation or the Material Subsidiaries or any of the property interests of the Corporation or the Material Subsidiaries; and (ii) the Corporation is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Material Properties, and no material dispute between the Corporation or any Material Subsidiary and any local or aboriginal or native group exists or, to the knowledge of the Corporation, is threatened or imminent with respect to any of the Corporation’s properties or activities;

(hh)                          Community Agreements. The Corporation’s life-of-mine community agreements entered into in connection with the Constancia Project in 2012 are valid, binding and in good standing and the Corporation’s obligations pursuant to such community agreements, including but not limited to its relocation obligations, are being met and the Corporation does not currently anticipate that there will be any failure by the members of the communities to comply with their obligation to relocate or that the project’s schedule will be materially impacted by such relocations;

(ii)                                  Community Relationships.  Except as disclosed in the Public Disclosure Record, the Corporation and the Material Subsidiaries maintain good relationships with the communities and persons affected by or located on the Material Properties in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability of the Corporation and the Material Subsidiaries to develop and operate the Material Properties.

(jj)                                Government Relationships. The Corporation and the Material Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which their Material Properties and Mineral Processing Facilities are located, or in which they otherwise carry on their business or operations.  All such government relationships are intact and mutually cooperative and, to the knowledge of the Corporation, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Corporation or the Material Subsidiaries from conducting its business and all activities in connection with its Material Properties and Mineral Processing Facilities as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Corporation, threatened termination, limitation, modification or material change in the Corporation’s or Material Subsidiaries’ working relationship with any Governmental Authorities;

(kk)                          No Expropriation. No part of the Material Properties, Mineral Processing Facilities, Mining Rights or Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Corporation, been commenced, threatened or is pending, nor does the Corporation have any knowledge of the intent or proposal to give such notice or commence any such proceedings;

(ll)                                  No Work Stoppage or Interruptions.  There are no actions, proceedings, inquiries, disruption, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability of the Corporation or the Material Subsidiaries from developing and operating the Material Properties;

(mm)                  Insurance. The Corporation and its Material Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default.  Each of the Corporation and the Material Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Material Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any of the Material Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(nn)                          Material Agreements and Debt Instruments. The Material Agreements are the only material contracts (as defined under Canadian Securities Laws) of the Corporation and the Material Subsidiaries on a consolidated basis.  All of the Material Agreements and Debt Instruments of the Corporation and of the Material Subsidiaries have been disclosed in the Offering Documents and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof.  The Corporation and the Material Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants (including all financial maintenance covenants) contained in each Material Agreement and Debt Instrument. Neither the Corporation nor the Material Subsidiaries is in violation, breach or default and, except as disclosed in the Public Disclosure Record, neither has received any notification from any party claiming that the Corporation or the Material Subsidiaries is in breach, violation or default under any Material Agreement or

Debt Instrument and no other party, to the knowledge of the Corporation, is in breach, violation or default of any term under any Material Agreement or Debt Instrument;

(oo)                          No Material Changes. Since December 31, 2012, except as disclosed in the Offering Documents, (a) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Material Subsidiaries considered as one enterprise, and (b) there have been no transactions entered into by the Corporation or the Material Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Material Subsidiaries considered as one enterprise;

(pp)                          Absence of Proceedings. Other than as disclosed in the Offering Documents, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Material Subsidiary which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or any Material Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Material Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect;

(qq)                          Absence of Defaults and Conflicts. Neither the Corporation nor the Material Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder, the sale of the Offered Shares and the grant of the Over-Allotment Option, do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, or the Subsidiaries under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Material Subsidiaries, (iii) any existing applicable law, statute, rule, regulation including applicable Securities Laws and the rules and regulations of the TSX, NYSE and the Bolsa Exchange, (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Material Subsidiaries or any of their assets, properties or operations

As used herein, a “Repayment Event” means any event or condition which gives a third party pursuant to the terms of any Material Agreement, Debt Instrument or otherwise (or any person acting on such third party’s behalf) the right to require the repurchase, redemption, repayment, acceleration, default, or cross default of all or a portion of such indebtedness or other repayments of amounts outstanding that are owing, directly or indirectly, by the Corporation or the Material Subsidiaries;

(rr)                                Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute, grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Material Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and the Material Subsidiaries are in material compliance with all provisions of all federal, national, regional, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(ss)                              Employment Standards. There are no material complaints against the Corporation or the Material Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor, to the knowledge of the Corporation, any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Corporation or the Material Subsidiaries to do or refrain from doing any act. The Corporation and Material Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim;

(tt)                                Collective Bargaining Agreements. The Corporation and/or its Material Subsidiaries are party to collective bargaining agreements with their unionized employees, which will remain in effect until December 2014.  Such collective bargaining agreements are valid, in good standing and in full force and effect, and the Corporation and/or its Material Subsidiaries, as the case may be, are in compliance with all material terms and conditions of such collective bargaining agreements and neither the Corporation nor any of its Material Subsidiaries are aware of any material non-compliance or breach of such agreements by any other parties thereto. Other than in respect of its unionized employees with which collective bargaining agreements are in place as at the date hereof, to the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or the Material Subsidiaries that would have a Material Adverse Effect;

(uu)                          Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Material Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to making such filing, election, or remittance and payment shall not have a Material Adverse Effect, and all taxes of the Corporation and of the Material Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect).  To the best of the knowledge of the Corporation, other than a routine audit being conducted in respect of the Corporation’s 2011 Canadian federal tax return, no examination of any tax return of the Corporation or the Material Subsidiaries is currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Material Subsidiaries;

(vv)                          Anti-Bribery Laws. Neither the Corporation nor the Material Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Material Subsidiaries, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Material Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.  Neither the Corporation nor the Material Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a Material Subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(ww)                      No Acquisition or Disposition. The Corporation has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in National Instrument 51-102) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a business acquisition report pursuant to Canadian Securities Laws;

(xx)                          Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required;

(yy)                          Status in the U.S. The Corporation makes the representations, warranties and covenants applicable to it in Schedule “B” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “B” form part of this Agreement;

(zz)                            Compliance with Laws. The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the

Corporation nor its subsidiaries are aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect;

(aaa)                   No Loans. Neither the Corporation nor the Material Subsidiaries have made any material loans to or secured or guaranteed the material obligations of any person other than the Corporation and its subsidiaries;

(bbb)                   Directors and Officers. None of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(ccc)                      Minute Books and Records. The minute books and records of the Corporation and the Material Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the period from January 1, 2011 to the date hereof are all of the minute books and records of the Corporation and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Material Subsidiaries in respect of that period, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Material Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Material Subsidiaries;

(ddd)                   Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(eee)                      Dividends. Other than dividend payments as disclosed in the Public Disclosure Record, during the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any other dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing.  There are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments, other than pursuant to the terms of the Senior Notes and the Credit Facility.  The Corporation’s expectations in connection with the continued payment of the dividends (or, as applicable the timing of ceasing the dividend payments) has been disclosed in the Public Disclosure Record;

(fff)                         Fees and Commissions.  Other than the Underwriters (and their selling group members) pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(ggg)                      Entitlement to Proceeds:  Other than the Corporation, there is no person that is or will be entitled to demand some or any part of the net proceeds of the Offering;

(hhh)                   Related Parties. None of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Ontario Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and the Material Subsidiaries, on a consolidated basis. Neither the Corporation nor the Material Subsidiaries has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the Income Tax Act (Canada)) with them; and

(iii)                               Full Disclosure. The Corporation has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Corporation, its subsidiaries or the Offering.

Section 8                                             Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, that:

(1)                                 Notification of Filings.  The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(2)                                 Standstill. The Corporation will not directly or indirectly, issue or announce its intention to issue, or negotiate or enter into an agreement to issue, any Common Shares, or any securities convertible or exchangeable into Common Shares, for a period commencing on the date of this Agreement and ending 90 days after the Closing Date, without the prior written consent of the Co-Lead Underwriters (on their own behalf and on behalf of the other Underwriters), except in conjunction with (i) the Offering, (ii) the grant or exercise of stock options, share units and other similar issuances pursuant to the Corporation’s stock option plan or long-term equity plan of the Corporation and other share compensation arrangements, including, for greater certainty, the sale of any shares issued thereunder, (iii) obligations in respect of existing agreements as at the date of this Agreement, and (iv) any arm’s length acquisition approved by the board of directors of the Corporation;

(3)                                 Lock-Up Agreements. The Corporation shall use its commercially reasonable best efforts to cause each of the directors and officers of the Corporation and their respective associates to execute agreements, in favour of the Underwriters, agreeing not to, directly or indirectly, offer, sell, contract to sell, sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by them, directly or indirectly, for a period ending 90 days from the Closing Date unless (among other exceptions) (a) they first obtain the prior written consent of the Co-Lead Underwriters (on their own behalf and on behalf of the other Underwriters), which consent will not be unreasonably withheld or delayed or (b) there occurs a take-over bid or similar transaction involving a change of control of the Corporation;

(4)                                 Validly Issued Securities. The Corporation will, provided it receives payment therefor, ensure that at the Closing Time the Offered Shares have been duly and validly issued as fully paid and non-assessable Common Shares;

(5)                                 Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus under the heading “Use of Proceeds”;

(6)                                 Consents and Approvals. The Corporation will have made or obtained, as applicable, at or prior to the Closing Time, all consents, approval, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws, “blue sky laws” in the United States and the rules of the TSX and the NYSE; and

(7)                                 Closing Conditions. The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.

Section 9                                             Representations, Warranties and Covenants of the Underwriters

(1)                                 The Underwriters hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation the following:

(a)                                 Registration. The Underwriter is, and will remain so, until the completion of the Offering, appropriately registered under applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)                                 Authority. The Underwriter has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(c)                                  Marketing Materials. Other than the Marketing Materials, the Underwriters have not provided any “marketing materials” (as such term is defined in National Instrument 41-101) to any potential investors in connection with the Offering.

(2)                                 The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:

(a)                                 Jurisdictions and Offering Price. During the period of distribution of the Offered Shares by or through or arranged by the Underwriters, the Underwriters will (i) offer and sell Offered Shares (other than sales in the United States or to U.S. persons) to the public only in the Selling Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus, and (ii) offer and arrange for the sale of

Offered Shares to Substituted Purchasers in the United States through a U.S. Affiliate in accordance with and upon the terms and conditions set forth herein and in the U.S. Memoranda and, in each case, in accordance with this Agreement either directly or through other registered investment dealers and brokers.  The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained following the filing of the Prospectus.

(b)                                 Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares.

(c)                                  U.S. Sales. The Underwriters will not directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Document to purchasers so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to those Offered Shares under the laws of any jurisdiction (including, without limitation, the United States), other than the Qualifying Jurisdictions.  Any offer or sales of Offered Shares (including any unsold allotment of Offered Shares) in the United States or to U. S. persons will be made in accordance with the terms and conditions set out in this Agreement. The terms and conditions and the representations and warranties and covenants of the parties contained in Schedule “B” form part of this Agreement.

(d)                                 Completion of Distribution. Each of the Underwriters will use their reasonable best efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time.  The Co-Lead Underwriters will notify the Corporation when, in their opinion, the Underwriters have ceased the distribution of the Offered Shares, and, within thirty (30) days after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Shares distributed (i) in each of the Qualifying Jurisdictions, and (ii) in any other Selling Jurisdictions.

(e)                                  Liability on Default. No Underwriter or U.S. Affiliate shall be liable to the Corporation under this section with respect to a breach or default by any of the other Underwriters or their U.S. Affiliates or any selling group members appointed by such other Underwriters.

Section 10                                      Conditions of Closing

The Underwriters’ obligation to purchase the Offered Shares pursuant to this Agreement (including the obligation to complete the purchase of the Shares and the Over-Allotment Shares, as the case may be) shall be subject to the following conditions:

(1)                                 the Underwriters receiving at the Closing Time favourable legal opinions from Goodmans LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Shares for sale to the public, certain corporate matters and as to other matters governed by the laws of jurisdictions in Canada other than the provinces and territories in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), to the effect set forth below:

(a)                                 the Corporation is a corporation validly amalgamated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to own and lease its properties and assets as described in the Offering Documents;

(b)                                 the Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to issue and sell the Offered Shares and grant the Over-Allotment Option;

(c)                                  the authorized and issued capital of the Corporation;

(d)                                 all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(e)                                  the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, any resolutions of the shareholders or directors of the Corporation, or any applicable corporate law or Canadian Securities Laws;

(f)                                   all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus (and any Supplementary Material) and the filing thereof with the Securities Commissions;

(g)                                  the Offered Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(h)                                 the Over-Allotment Shares have been duly and validly authorized, allotted and reserved for issuance and upon exercise of the Over-Allotment Option and payment of the consideration therefor, the Over-Allotment Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(i)                                     all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the issuance, distribution and sale of the Offered Shares in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration and to qualify the grant of the Over-Allotment Option to the Underwriters;

(j)                                    subject to the qualifications set out in the Prospectus under the heading “Eligibility for Investment”, the Offered Shares will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and tax free savings accounts;

(k)                                 subject only to the standard listing conditions, the Offered Shares have been conditionally listed or approved for listing on the TSX; and

(l)                                     to such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Closing Time;

in a form acceptable to counsel to the Co-Lead Underwriters, acting reasonably.

(2)                                 the Underwriters receiving, at the Closing Time, the favourable legal opinion dated the Closing Date from Milbank, Tweed, Hadley & McCloy LLP, United States counsel for the Corporation, to the effect that the offer and sale of Offered Shares to Substituted Purchasers in the United States in accordance with the U.S. Memoranda and this Agreement (including Schedule “B” hereto) will not be required to be registered under the U.S. Securities Act, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(3)                                 the Underwriters receiving at the Closing Time title opinions from legal counsel acceptable to the Underwriters, regarding the right to or ownership of the Material Properties in a form acceptable to the Underwriters and their counsel, acting reasonably;

(4)                                 the Underwriters receiving at the Closing Time favourable legal opinions from legal counsel to the Corporation acceptable to the Underwriters, regarding the Material Subsidiaries in a form acceptable to the Underwriters and their counsel, acting reasonably, to the effect set out below:

(a)                                 the Material Subsidiary having been incorporated and existing under its jurisdiction of incorporation;

(b)                                 the Material Subsidiary having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Offering Documents; and

(c)                                  as to the authorized and issued share capital of the Material Subsidiary and to the ownership thereof;

(5)                                 the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(a)                                 the constating documents of the Corporation;

(b)                                 the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Shares, the grant of the Over-Allotment Option and, as applicable, the authorization of this Agreement and the transactions contemplated herein; and

(c)                                  the incumbency and signatures of signing officers for the Corporation;

(6)                                 the Underwriters receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Material Subsidiaries, each dated within one (1) Business Day prior to the Closing Date, or as close to the Closing Date as practicable in the relevant jurisdictions;

(7)                                 the Underwriters receiving, at the Closing Time, a “bring down” auditors comfort letter dated the Closing Date from the auditors of the Corporation, Deloitte LLP, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two

Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(2)(c) hereof;

(8)                                 the Underwriters receiving from the Corporation at the Closing Time, a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(a)                                 no order, ruling or determination having the effect of suspending the distribution or ceasing the trading or prohibiting the distribution of the Offered Shares or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority

(b)                                 there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, or new material fact, or change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Securities Laws or which would require an amendment to the Final Prospectus;

(c)                                  the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby; and

(d)                                 the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time.

(9)                                the Underwriters having received, at the Closing Time, a certificate from TMX Equity Transfer Services as to the number of Common Shares issued and outstanding as at the end of Business Day on the date prior to the Closing Date;

(10)                          at the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the distribution of the Offered Shares or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSX or NYSE;

(11)                          the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Offered Shares on the TSX and the NYSE (subject, in the case of the NYSE, to notice of issuance), subject only to satisfaction by the Corporation of standard listing conditions;

(12)                          the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(13)                          the Underwriters not having exercised any rights of termination set forth herein; and

(14)                          the Underwriters having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 11                                      Closing

(1)                                 Location of Closing. The Offering will be completed at the offices of Goodmans LLP in Toronto, Ontario at the Closing Time on the Closing Date.

(2)                                 Certificate(s). At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Offered Shares in electronic or certificated form (provided that any Offered Shares sold to Substituted Purchasers in the United States shall be in certificated, physical form and include the legend required by the U.S. Memoranda), registered as directed by the Underwriters in writing not less than 24 hours prior to the Closing Time, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Offered Shares being issued and sold hereunder by wire transfer net of the Commission and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

Section 12                                      Closing of the Over-Allotment Option

(1)                                 Closing. The purchase and sale of the Over-Allotment Shares, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree, but in no event shall such closing occur later than seven (7) Business Days after written notice to purchase Over-Allotment Shares under the Over-Allotment Option is given in the manner contemplated herein.

(2)                                 Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Shares, in electronic or certificated form (provided that any Over-Allotment Shares sold to Substituted Purchasers in the United States shall be in certificated, physical form and include the legend required by the U.S. Memoranda) registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Shares being issued and sold by wire transfer, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement

(3)                                 Deliveries.  The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 10 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Shares pursuant to any exercise of the Over-Allotment Option.

(4)                                 Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 13                                      Indemnification and Contribution

(1)                                 The Corporation hereby agrees to indemnify and hold each of the Underwriters, and/or any of their respective affiliates (collectively for the purposes of this Section 13, the “Underwriters”) and each of the directors, officers, employees and agents of the Underwriters (collectively, the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits, indirect or consequential damages), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid with the Corporation’s prior consent in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or the Personnel, to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Underwriters and/or their Personnel or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)                                 any misrepresentation or alleged misrepresentation contained in this Agreement or any of the Offering Documents, including for certainty any Documents Incorporated by Reference;

(b)                                 any information or statement (except any information or statement relating solely to the Underwriters and furnished by them in writing expressly for inclusion therein) contained in any certificate of the Corporation delivered under or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(c)                                  any misrepresentation or alleged misrepresentation, in any certificate of the Corporation delivered under or pursuant to this Agreement; or

(d)                                 any non-compliance by the Corporation with any requirements of the Ontario Act or other applicable Securities Laws.

(2)                                 Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)                                 the Underwriters or their Personnel have been negligent or have committed any fraudulent or illegal act in the course of the performance of professional services rendered to the Corporation by the Underwriters and/or their Personnel or otherwise in connection with the Offering pursuant to this Agreement; and

(b)                                 the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, fraud or illegality referred to in (a) immediately above.

If for any reason (other than the occurrence of any of the events itemized in 2(a) and (b) above), the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand but also the relative fault of the Corporation and the Underwriters, as well as any relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the Commission received by the Underwriters pursuant to this Agreement.

(3)                                 The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Underwriters and any Personnel of the Underwriters shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall, subject to the right of indemnity, be paid by the Corporation as they occur.

(4)                                 Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Underwriters will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed.  The omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Underwriters except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation would otherwise have under this indemnity had the Underwriters not so delayed in giving or failed to give the notice required hereunder.

(5)                                 The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel.  Upon the Corporation notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Underwriters for any legal expenses subsequently incurred by them in connection with such defence.  If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.  Notwithstanding the foregoing paragraph, any Underwriter shall have the right, at the Corporation’s expense, to employ counsel of such Underwriter’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (a) the employment of such counsel has been authorized by the Corporation; or (b) the Corporation has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (c) counsel retained by the Corporation or the Underwriter(s) has advised the Underwriters that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriters which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Corporation and the Underwriters or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Underwriters’ behalf).

(6)                                 No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Underwriters affected.  No admission of liability shall be made and the Corporation shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

(7)                                 The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Underwriters and any of the Personnel of the Underwriters. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(8)                                 The indemnity provided by this Section 13 shall not be assignable by any party hereto without the prior written consent of each other party hereto and no waiver, amendment or other modification of this indemnity shall be effective unless in writing and signed by each of the parties hereto.

Section 14                                      Compensation of the Underwriters

The Corporation shall pay to the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters, a fee (the “Commission”) at the Closing Time equal to 4.0% of the aggregate gross proceeds received from the sale of the Offered Shares (including for certainty on any exercise of the Over-Allotment Option) in consideration of the services to be rendered by the Underwriters in connection with the Offering. The Commission will be netted out of the gross proceeds of the Offering.

Section 15                                      Expenses

Whether or not the purchase and sale of the Offered Shares shall be completed, all costs and expenses of or incidental to the Offering shall be borne by the Corporation, including, without limitation, (a) all reasonable expenses of or incidental to the creation issue, sale or distribution of the Offered Shares and the filing of the Preliminary Prospectus and the Final Prospectus (and any Supplementary Material), (b) the reasonable costs and expenses of the Corporation’s legal counsel, (c) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering, (d) all reasonable costs and expenses of the Underwriters, and (e) all reasonable fees, disbursements and applicable taxes thereon of the Underwriters’ legal counsel (not to exceed $150,000). All reasonable costs and expenses incurred by the Underwriters or on their behalf shall be payable by the Corporation immediately upon receiving an invoice therefor.  At the option of the Underwriters, the Underwriters’ costs and  expenses may be deducted from the gross proceeds of the Offering otherwise payable to the Corporation at the Closing Time.

Section 16                                      All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective commercially reasonable efforts to cause all such conditions to be complied with. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17                                      Termination by Underwriters in Certain Events

(1)                                 Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)                                 Material Change Out - there shall be any material change in the affairs of the Corporation, or a change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, the Final Prospectus or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares; or

(b)                                 Disaster Out - (i) any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Common Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares or any other securities of the Corporation; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any law or regulation which in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole; or

(c)                                  Breach Out - the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

(2)                                 If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13 and 15.

(3)                                 The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

Section 18             Obligations of the Underwriters to be Several

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

GMP Securities L.P.	29.0%
BMO Nesbitt Burns Inc.	29.0%
RBC Dominion Securities Inc.	10.0%
CIBC World Markets Inc.	6.0%
Scotia Capital Inc.	6.0%
TD Securities Inc.	6.0%
Canaccord Genuity Corp.	2.0%
Dundee Securities Ltd.	2.0%
Macquarie Capital Markets Canada Ltd.	2.0%
Merrill Lynch Canada Inc.	2.0%
Paradigm Capital Inc.	2.0%
Raymond James Ltd.	2.0%
Cormark Securities Inc.	1.0%
Desjardins Securities Inc.	1.0%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever (the Offered Shares that are not purchased being the “Defaulted Shares”), the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Defaulted Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the Defaulted Shares pursuant to the foregoing:

(a)           if the number of Defaulted Shares does not exceed in the aggregate 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters, or

(b)           if the number of Defaulted Shares exceeds in the aggregate 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Shares and the Corporation shall have the right to either: (i) proceed with the sale of the Offered Shares (less the Defaulted Shares) to the Continuing Underwriters; or (ii) terminate its obligations hereunder without liability to the Continuing Underwriters, except pursuant to the provisions of Sections 13 and 15. Nothing in this Agreement shall oblige any U.S. Affiliate of any of the Underwriters to purchase the Offered Shares. Any U.S. broker dealer who makes any offers or sales of the Offered Shares to persons in the United States will do so solely as an agent for an Underwriter.

(c)           Without affecting the firm obligation of the Underwriters to purchase from the Corporation 18,200,000 Shares at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Commission ($0.33 per Share) to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($7.92 per Share), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 19             Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

HudBay Minerals Inc.

25 York Street

Suite 800

Toronto, ON   M5J 2V5

Attention:              Mr. David Garofalo - President and Chief Executive Officer

Fax:                        (416) 362-9688

with a copy of any such notice to (which shall not constitute notice):

Goodmans LLP

333 Bay Street

Suite 3400

Toronto, ON   M5H 2S7

Attention:              Kari MacKay

Fax:                        (416) 979-1234

in the case of the Underwriters, to the Co-Lead Underwriters (on behalf of the Underwriters):

GMP Securities L.P.

145 King Street West

Suite 300

Toronto, ON   M5H 1J8

Attention:              Doug Bell

Fax:                        (416) 941-6779

-and-

BMO Nesbitt Burns Inc.

1 First Canadian Place, 4th Floor

Toronto, ON   M5X 1H3

Attention:              Jason Attew

Fax:                        (416) 359-4459

with a copy of any such notice to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, ON    M5H 3C2

Attention:              Mark Bennett

Fax:                        (416) 360-8877

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile on the first business day following the day on which it is sent.

Section 20             Miscellaneous

(a)           Action of the Co-Lead Underwriters. Except with respect to Section 13, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Co-Lead Underwriters and they shall in good faith discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b)           Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(c)           Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto hereby irrevocably attorn to the jurisdiction of the court of the Province of Ontario.

(d)           Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(e)           Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Shares.

(f)            Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is three years following the Closing Date (or the date of issue of the Over-Allotment Shares, if later), and the Corporation and the Underwriters will be entitled to rely thereon, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto . Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Shares and the termination of this

Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of applicable law.

(g)           Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(h)           Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(i)            Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(j)            Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(k)           Market Stabilization Activities. In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(l)            No Fiduciary Duty. The Corporation acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Corporation or any other person, (ii) the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Corporation.  The Corporation waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

(m)          TMX Group.  The Corporation hereby acknowledges that each of GMP Securities L.P., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and Dundee Securities Ltd., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors.  As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX.  No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(n)           Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated January 8, 2014.  This Agreement may be amended or modified in any respect by written instrument only.

(o)           Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

[Remainder of page intentionally left blank.]

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

	GMP SECURITIES L.P.		BMO NESBITT BURNS INC.
By:	“Doug Bell”	By:	“Jason Attew”
	Name: Doug Bell		Name: Jason Attew
	Title: Vice-Chairman & Co-Head Investment Banking		Title: Managing Director

RBC DOMINION SECURITIES INC.
By:	“Lance Rishor”
Name: Lance Rishor
Title: Managing Director

	CIBC WORLD MARKETS INC.		SCOTIA CAPITAL INC.		TD SECURITIES INC.
By:	“Chris Gratias”	By:	“Jeff Richmond”	By:	“Michael Faralla”
	Name: Chris Gratias		Name: Jeff Richmond		Name: Michael Faralla
	Title: Managing Director		Title: Managing Director, Investment Banking		Title: Managing Director

	CANACCORD GENUITY CORP.		DUNDEE SECURITIES LTD.		MACQUARIE CAPITAL MARKETS CANADA LTD.
By:	“Craig G.H. Warren”	By:	“Brad Ralph”	By:	“Ryan Matthiesen”
	Name: Craig G.H. Warren		Name: Brad Ralph		Name: Ryan Matthiesen
	Title: Managing Director, Investment Banking		Title: Managing Director		Title: Senior Vice President
				By:	“Mike Mackasey”
Name: Mike Mackasey
Title: Managing Director, Head of Equity Capital Markets

	MERILL LYNCH CANADA INC.		PARADIGM CAPITAL INC.		RAYMOND JAMES LTD.
By:	“John Griffith”	By:	“John Warwick”	By:	“Gavin McOuat”
	Name: John Griffith		Name: John Warwick		Name: Gavin McOuat
	Title: Managing Director		Title: Head of Corporate Finance		Title: Managing Director & Co- Head of Mining Investment Banking

	CORMARK SECURITIES INC.			DESJARDINS SECURITIES INC.
By:	“Darren Wallace”		By:	“Jason Yeung”
	Name: Darren Wallace			Name: Jason Yeung
	Title: Managing Director			Title: Managing Director

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

HUDBAY MINERALS INC.

By:	“David S. Bryson”
David S. Bryson
Senior Vice President and Chief Financial Officer

SCHEDULE “A”

This is Schedule “A” to the underwriting agreement dated January 15, 2014 between HudBay Minerals Inc., GMP Securities L.P., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Dundee Securities Ltd., Macquarie Capital Markets Canada Ltd., Merrill Lynch Canada Inc., Paradigm Capital Inc., Raymond James Ltd., Cormark Securities Inc. and Desjardins Securities Inc.

MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Number and Percentage of Issued and Outstanding Shares	Holder of Issued and Outstanding Shares
Hudson Bay Mining and Smelting Co., Limited (“HBMS”)	Canada	141,516,528 common shares (100%)	HudBay Minerals Inc.
Hudson Bay Exploration and Development Company Limited	Canada	5 common shares (100%)	HBMS
HudBay Marketing & Sales Inc.	Canada	100 common shares (100%)	HBMS
HudBay Peru Inc.	British Columbia	116,103,244 common shares (100%)	HudBay Minerals Inc.
HudBay Peru S.A.C.	Peru	614,779,180 common shares (HudBay Peru Inc.) 1 common shares (6502873 Canada Inc.) (100%%)	HudBay Peru Inc. (99.98%) and 6502873 Canada Inc. (0.02%)¹
HudBay BVI Inc.	British Virgin Islands	100 ordinary shares (100%)	HudBay Peru Inc.

(1) 6502873 Canada Inc. is a wholly owned subsidiary of HudBay Minerals Inc.

SCHEDULE “B”

This is Schedule “B” to the underwriting agreement dated January 15, 2014 between HudBay Minerals Inc., GMP Securities L.P., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Dundee Securities Ltd., Macquarie Capital Markets Canada Ltd., Merrill Lynch Canada Inc., Paradigm Capital Inc., Raymond James Ltd., Cormark Securities Inc. and Desjardins Securities Inc.

UNITED STATES OFFERS AND SALES

Capitalized terms used in this Schedule “B” and not defined shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)           “Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b)           “FINRA” means the Financial Industry Regulatory Authority, Inc.;

(c)           “Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

(d)           “General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio or television, or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)           “Institutional Accredited Investors” means an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(f)            “Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A under the U.S. Securities Act;

(g)           “Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(h)           “Regulation M” means Regulation M adopted by the SEC under the U.S. Securities Act;

(i)            “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(j)            “SEC” means the United States Securities and Exchange Commission;

(k)           “Shares” means the Offered Shares and the Over-Allotment Shares;

(l)            “Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(m)          “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and U.S. state securities laws. Accordingly, each Underwriter, severally and not jointly, represents, warrants and covenants to the Corporation that:

1.             It has not offered and sold, and will not offer and sell, any Shares as a part of the distribution except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 10 below. Neither the Underwriter nor any of its affiliates nor any person acting on its or their behalf, has engaged or will engage in: (i) any Directed Selling Efforts in the United States with respect to the Shares, or (ii) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

2.             It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation.  It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.             All offers and sales of Shares in the United States have been and will be made or arranged (a) through the Underwriters’ U.S. registered broker dealer affiliate (“U.S. Affiliate”) in compliance with all applicable U.S. requirements governing the registration and conduct of broker-dealers, or (b) directly by an Underwriter in accordance with Rule 15a-6 under the U.S. Exchange Act.

4.             Offers and sales of Shares in the United States have not been and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(a)(2) of the U.S. Securities Act.

5.             Offers to sell and solicitations of offers to buy the Shares in the United States shall be made in a manner consistent with Section 4(a)(2) of the U.S. Securities Act to persons with whom such Underwriter has a pre-existing relationship and who are or are reasonably believed by them to be Qualified Institutional Buyers and/or an Institutional Accredited Investor (provided that in no event shall the number of Substituted Purchasers that are Institutional Accredited Investors but not Qualified Institutional Buyers exceed three).

6.             All purchasers of the Shares that are in the United States shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers by the Corporation in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act and applicable state securities laws.

7.             Each offeree of Shares that is in the United States has been or shall be provided with a copy of the U.S. Preliminary Private Placement Memorandum in respect of the Preliminary Prospectus. Each purchaser of Shares that is in the United States will have received at or prior to the time of purchase of any Shares the U.S. Final Private Placement Memorandum including the Final Prospectus.

8.             Prior to any sale of Shares in the United States, each purchaser thereof will be required to execute a U.S. Purchaser’s Letter in the form attached to the U.S. Memoranda.

9.             Prior to the Closing Date (or the closing date for the sale of Over-Allotment Shares, if applicable), it will provide the Corporation with a list of all purchasers of the Shares that are in the United States. Prior to the Closing Time, it will provide the Corporation with copies of all U.S. Purchaser’s Letters.

10.          On the Closing Date (or the closing date for the sale of Over-Allotment Shares, if applicable), each Underwriter arranging for sales of Shares to Qualified Institutional Buyers and/or Institutional Accredited Investors will together with its U.S. Affiliate provide to the Corporation a certificate in the form of Exhibit A to this Schedule “C” relating to the manner of the offer and sale of the Shares in the United States or will be deemed to have represented that neither it nor its U.S. Affiliate offered, or sold Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.             The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Shares and is not now and as a result of the sale of Shares contemplated hereby will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended and neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

2.             Neither the Corporation, its subsidiaries nor any of its affiliates, nor any person acting on its or their behalf (except the Underwriters, their affiliates and any persons acting on any of their behalf, in respect of which no representation is made) (a) has made or will make any Directed Selling Efforts with respect to any of the Shares, (b) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the any of the Shares in the United States, or (c) has taken or will take any other action that would cause the exemptions or exclusions from registration provided by Section 4(a)(2) of the U.S. Securities Act and Regulation S to be unavailable with respect to offers and sales of the Shares pursuant to this Schedule “B”.

3.             The Corporation has not and will not, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption or exclusion from registration provided by Section 4(a)(2) of the U.S. Securities Act and Regulation S to be unavailable with respect to offers and sales of the Shares pursuant to this Schedule “B”.

4.             The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Shares.

5.             The Corporation will notify its transfer agent as soon as practicable upon it becoming a “domestic issuer”, as defined in Regulation S.

6.             None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

7.             For each tax year that the Corporation qualifies as a “passive foreign investment company” (a “PFIC”), the Corporation will make available to U.S. holders, upon their written request: (a) information, based on the Corporation’s reasonable analysis, as to its status as a PFIC and the status as a PFIC of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s aggregate voting power, (b) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (c) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund (a “QEF”) election with respect to the Corporation and any more than 50% owned subsidiary PFIC, as determined by aggregate voting power.  The Corporation may elect to provide such information on its website.

8.             As of the date hereof, after due inquiry and based upon currently available information and projections, the Corporation believes that it will not be a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended for its current taxable year ending December 31, 2013 and for the foreseeable future.

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ANNEX 1 TO SCHEDULE “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of common shares (the “Offered Shares”) of HudBay Minerals Inc. (the “Corporation”) pursuant to the underwriting agreement dated as of January 15, 2014, between the Corporation and the Underwriters (the “Underwriting Agreement”),each of the undersigned does hereby certify that:

(a)           all offers and sales of the Shares in the United States were effected by or through the undersigned U.S. broker-dealer affiliate (the “U.S. Affiliate”) in accordance with Rule 15a-6;

(b)           all offers and sales of the Shares in the United States have been made in accordance with all applicable United States federal and state securities (including broker-dealer) laws;

(c)           the U.S. Affiliate is a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the laws of each applicable state of the United States (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of and in good standing with FINRA on the date hereof;

(d)           each offeree and purchaser that was in the United States was provided with a copy of the U.S. Preliminary Private Placement Memorandum in respect of the Preliminary Prospectus and, prior to the sale of Shares to such purchaser, each such purchaser was provided with a copy of the U.S. Final Private Placement Memorandum including the Final Prospectus;

(e)           immediately prior to our transmitting the U.S. Memoranda to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer and/or an Institutional Accredited Investor and, on the date hereof, we continue to believe that each offeree in the United States purchasing the Shares through us is a Qualified Institutional Buyer and/or an Institutional Accredited Investor;

(f)            no form of General Solicitation or General Advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(g)           prior to any sale of Shares by the Company to a Qualified Institutional Buyer and/or an Institutional Accredited Investor, we caused each U.S. purchaser thereof to execute a U.S. Purchaser’s Letter in the form attached to the U.S. Memoranda;

(h)           neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act; and

(i)            the offering of the Shares in the United States has been conducted by us in accordance with the Underwriting Agreement, including Schedule “B” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this          day of                               , 2014.

	[INSERT NAME OF UNDERWRITER]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE “C”

This is Schedule “C” to the underwriting agreement dated January 15, 2014 between HudBay Minerals Inc., GMP Securities L.P., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Dundee Securities Ltd., Macquarie Capital Markets Canada Ltd., Merrill Lynch Canada Inc., Paradigm Capital Inc., Raymond James Ltd., Cormark Securities Inc. and Desjardins Securities Inc.

EXISTING RIGHTS

1.             3,340,240 options to acquire Common Shares pursuant to the Corporation’s Share Option Plan, as amended, which was approved by the Corporation’s shareholders in May 2008, with a weighted average exercise price of $14.51, and expiry dates ranging from May 8, 2014 to March 20, 2018.

2.             725,120 share units granted pursuant to the Corporation’s Amended and Restated Long Term Equity Plan which was approved by the Corporation’s shareholders in May 2013. The share units were granted in February and April 2013, and may be settled in cash or shares, at the Corporation’s election, on the entitlement date.